82-3854

Keells Consultants

Keells Consultants Limited

P.O. Box 76, 130, Glennie Street, Colombo 2, Sri Lanka.
Telephone: 2306000 (10 lines), 2421101 (8 lines) Fax: 2447087
e-mail: jkh@keells.com Website: www.keells.com


05008383

May 4, 2005

SPECIAL COUNCIL OFFICE OF
INTERNATIONALE CORPORATE FINANCE
DIVISION OF CORPORATE FINANCE
FIFTH STREET NW
WASHINGTON DC 20549
USA

Dear Sir,

JOHN KEELLS HOLDINGS LIMITED – SCRIP ISSUE AND FINAL DIVIDEND OF 10% FOR THE YEAR ENDED 31/03/2005.

Please find enclosed a letter dated 28/04/2005 regarding the above.

Yours faithfully,
KEELLS CONSULTANTS LIMITED

SECRETARIES

dlw 5/31

28th April 2005.

The Director
Colombo Stock Exchange
Colombo

Attn : Mrs Sellehewa – Fax 448925

Dear Sir,

SCRIP ISSUE AND FINAL DIVIDEND FOR THE YEAR ENDED 31st MARCH 2005

We write to advise you that the Board of Directors of this Company has today decided the following : -

1) To make a Scrip Issue of one (1) ordinary share for every five (5) existing ordinary shares.

2) To recommend to the shareholders at the annual general meeting of the company, the payment of a final dividend of 10% on the increased post scrip issued capital.

Yours faithfully,
JOHN KEELLS HOLDINGS LIMITED



J R F PEIRIS
Group Finance Director

JOHN KEELLS HOLDINGS LIMITED
CIRCULAR TO SHAREHOLDERS


John
Keells
Group

Date: 29th April 2005

Dear Sir/Madam,

CAPITALISATION OF RESERVES AND ISSUE OF BONUS SHARES

The Board of Directors of your Company is pleased to recommend to the shareholders a Bonus Issue of 66,338,046 fully paid ordinary shares of Rs. 10/- each to the holders of ordinary shares in the Company as at end of trading on 10th May 2005 in the proportion of one (1) new ordinary share for every five (5) existing ordinary shares held, by capitalising a sum of Rupees Six Hundred & Sixty Three Million Three Hundred & Eighty Thousand Four Hundred & Sixty only (Rs.663,380,460/-) being part of the total amount of Rupees Five Billion Seven Hundred & Eighty One Million Nine Hundred & Forty Two Thousand & Fourteen only (Rs. 5,781,942,014/-) standing to the credit of the share premium account in the books of the Company as at 28th April 2005***(Unaudited).***

These new shares, upon allotment, will rank pari passu in all respects with the existing issued ordinary shares of the Company including the right to participate in the final dividend of 10% declared on 28th April, 2005, subject to approval of the shareholders, and in any dividend declared after the date of issue.

In allocating Bonus Shares the shareholding of the shareholder, as appearing in the Central Depository Systems (Pvt.) Ltd. (CDS) and the Shareholders Register maintained by the Company will be aggregated in so far as the identity of such shareholders is verifiable from the information available with the Company.

Fractional entitlements of ordinary shares will not be allotted to the relevant shareholders. Instead, the sum total of each fraction of shares will be allotted to the person(s) nominated as Trustees by the Directors. These shares will subsequently be sold and the net sale proceeds will be distributed to the members in the proportion of their fractional entitlement.

An application has been made to the Colombo Stock Exchange for a quotation of the new ordinary shares and this application has been approved. Once the requisite resolution has been passed by the shareholders, the Board will allot the new shares and issue Letters of Allotment to the shareholders according to their entitlement with provision for splitting and renunciation.

Please see your Letter of Allotment for instructions, which will be posted to you after the Extraordinary General Meeting to be held for this purpose.

The Share Certificates will be issued within 7 market days from the last date of renunciation.

The requisite resolution to give effect to the above mentioned Bonus Issue is set out in the attached Notice convening the Extraordinary General Meeting. Members who are unable to attend the meeting in person are requested to complete the enclosed Form of Proxy (in accordance with the instructions specified therein) and deposit it at the registered office of the Company not less than 48 hours before the time appointed for the meeting.

BY ORDER OF THE BOARD
JOHN KEELLS HOLDINGS LIMITED
SECRETARIES
KEELLS CONSULTANTS LIMITED

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Shareholders of the Company will be held on 25th May 2005 at the Human Resources Auditorium, 130 Glennie Street Colombo 2 at 10.00 a.m. for the purpose of considering and if thought fit, passing

AS AN ORDINARY RESOLUTION TO CAPITALISE RESERVES AND TO ISSUE SAME AS BONUS SHARES

"That a sum of Rupees Six Hundred & Sixty Three Million Three Hundred & Eighty Thousand Four Hundred & Sixty (Rs.663,380,460/-) being part of the total amount standing to the credit of the Share Premium Account in the books of the Company as at 28th April 2005***(Unaudited)*** be appropriated as capital to and amongst the Shareholders or to their nominees as at end of trading on 10th May 2005 in accordance with the respective rights to which they are entitled upon a capitalisation of Reserves and be applied in paying up in full on behalf of the said Shareholders 66,338,046 ordinary shares of Rupees Ten (Rs.10/-) each in the capital of the Company, thereby increasing the Issued Share Capital from Rupees Three Billion Three Hundred & Sixteen Million Nine Hundred & Two thousand Two Hundred & Eighty (Rs. 3,316,902,280/-) to Rupees Three Billion Nine Hundred & Eighty Million Two Hundred & Eighty Two Thousand Seven Hundred & Forty (Rs.3,980,282,740/-) and that such Ordinary Shares be issued and distributed as fully paid Ordinary Shares amongst such shareholders or their nominees in the proportion of one (1) new Ordinary Share for every five (5) existing Ordinary Shares of Rupees Ten (Rs.10/-) each held as at the said date, in satisfaction of their respective share and interest in the said capitalised sum and so that the new Ordinary Shares shall be issued on terms that the new Ordinary Shares so issued shall rank pari passu in all respects, including the right to participate in any dividend declared after their issue, with the existing issued Ordinary Shares of Rs.10/- each in the capital of the Company."

BY ORDER OF THE BOARD
JOHN KEELLS HOLDINGS LIMITED

SECRETARIES
KEELLS CONSULTANTS LIMITED

Colombo
29th April 2005

Note: A Member who is unable to attend the meeting is entitled to appoint a proxy to attend and vote in his or her place. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice.